Exhibit 99.1

Discussion of Q3 2004 and Recent Developments

SUMMARY

Eksportfinans’ net income before taxes was NOK 226 million in the first nine months of 2004. This was NOK 55 million lower than in the corresponding period last year, mainly due to a lower interest rate level for Norwegian kroner. Total assets for the group were NOK 108.5 billion at September 30, 2004, an increase of NOK 5.2 billion since year-end 2003.

New lending in the first nine months of 2004 totaled NOK 13.0 billion, which was an increase of NOK 3.0 billion compared with the corresponding period in 2003. The export-related lending has showed a distinct improvement so far in 2004 compared with the equivalent period in 2003.

During the first nine months of 2004, Eksportfinans borrowed NOK 14.5 billion in the international capital markets.

EXPORT RELATED LENDING

Disbursements of export credits and loans to international activities totaled NOK 4.2 billion in the first three quarters of 2004, compared with NOK 2.0 billion in the corresponding period in 2003. The increase is partly due to the financing of international projects in co-operation with Norwegian banks. Total export related loans outstanding amounted to NOK 20.5 billion at September 30, 2004, compared with NOK 20.6 billion one year earlier. Outstanding loans remained stable despite increasing disbursements due to substantial repayments during the period.

The total volume of loan applications in the first nine months of 2004 exceeded the total application volume for the entire year 2003. Total value of loan offers accepted by clients totaled NOK 6.8 billion at September 30, 2004, against NOK 2.9 billion at the equivalent time in 2003. This positive development is due to the increased activity in the Norwegian export sector, combined with the favorable interest rates on government supported export credits — the so-called CIRR interest rates — during the entire period. Eksportfinans manages this interest rate scheme on behalf of the Norwegian Government.

LENDING TO THE LOCAL GOVERNMENT SECTOR

Lending to the municipal sector in Norway through Eksportfinans’ subsidiary Kommunekreditt Norge AS showed a positive trend in the first nine months of 2004. Between January 1 and September 30, 2004, the total lending balance to the municipal sector increased by NOK 6.1 billion to a total of NOK 42.8 billion. In the corresponding period in 2003 the lending growth was NOK 5.3 billion.

In the first nine months of 2004, Kommunekreditt Norge AS disbursed NOK 8.8 billion in new loans and draw-downs on existing loans. Of this, 82 percent were direct loans to municipalities and counties, while the rest was loans to municipal entities and companies with a public guarantee. The majority of the loans to the municipal sector were used for investments in nursing home facilities, schools and roads, as well as environmental investments like water supply, drainage-, cleaning- and sewage plants.

FUNDING

In the third quarter of 2004, Eksportfinans issued 13 long-term bond transactions in four different currencies, with an overall volume of NOK 921 million. In the first nine months of 2004 the total long-term borrowing was NOK 14.5 billion.

Eksportfinans issued a variety of structured notes in the first nine months of 2004, both with long and short maturities. In particular, the institution experienced a strong demand for Credit Linked Notes from Scandinavian investors as well as highly structured notes from Asian investors.

The third quarter also marked Eksportfinans’ first transaction in the Japanese retail market in 2004, the so-called Uridashi market..

RESULTS

Net interest income for the group was NOK 288 million for the first nine months of 2004. This was NOK 40 million less than for the corresponding period in 2003. The main reason for the lower net interest income was the low interest rate level for Norwegian kroner in 2004 compared to the year before. This influenced the return on equity-funded assets in particular. The general return on assets was 0.35 percent for the first nine months of 2004. Return on assets was 0.44 percent in the first nine months of 2003 and for 2003 as a whole. The trend with lower net interest income compared to 2003 is expected to continue for the rest of 2004.

Commissions and income related to banking services, which for the main part consist of guarantee commissions, was down from NOK 13 million in the first nine months of 2003 to NOK 4 million in the same period of 2004. The volume was significantly reduced at the end of the third quarter 2004 compared with the corresponding period in 2003.

Net changes in the value of securities resulted in a total gain of NOK 39 million in the first three quarters of 2004. This was in line with the corresponding period in 2003. Realized gains totaled NOK 21 million, whereas NOK 18 million were unrealized gains attributable to Eksportfinans’ trading portfolio.

Salaries and other administrative expenses and other operative expenses were NOK 95 million at the end of the third quarter of 2004, compared with NOK 90 million in the corresponding period in 2003. The increase is mainly due to higher personnel related costs and computer systems.

BALANCE SHEETS

The total assets for the group were NOK 108.5 billion at September 30, 2004. It increased by NOK 6.8 billion since the equivalent point in time in 2003.

Total lending increased by NOK 4.1 billion to NOK 63.3 billion in the first nine months of 2004. The increase from the end of the third quarter 2003 to the end of the third quarter 2004 was NOK 9.4 billion.

From the year-end 2003 to the end of the third quarter 2004, total investments in securities increased by NOK 0.5 billion. Compared with the end of the third quarter 2003, total investments in securities decreased by NOK 2.5 billion at September 30, 2004.

The group’s capital adequacy ratio was 17.6 percent at September 30, 2004, compared with 19.7 percent one year earlier. The corresponding figure at the end of 2003 was 18.4 percent. The reduced capital adequacy is primarily due to the increased lending volume.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	For the three months ended Sept. 30,		For the nine months ended Sept. 30,		For the year ended Dec. 31,
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
(in NOK millions except per share data)	2004	2003	2004	2003	2003
Interest and related income	643	590	1,869	1,645	2,266
Interest and related expenses	547	481	1,581	1,317	1,823

Net interest income	96	109	288	328	443
Commissions and income related to banking services	1	0	4	13	17
Commissions and expenses related to banking services	1	1	4	4	6
Net gains/(losses) on securities and foreign currencies	3	13	39	39	40
Other operating income	0	2	4	5	5
Salaries and other administrative expenses	25	25	87	80	118
Depreciation	4	3	10	10	15
Other operating expenses	1	4	8	10	14
Realized loan losses	0	0	0	0	0

Net income before taxes	69	91	226	281	352
Income taxes	19	25	63	79	101

Net income	50	66	163	202	251

Per share data:
Net income			1,074	1,331	1,655
Dividends					1,324

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

BALANCE SHEETS (condensed)

	As of	As of	As of
	Sept. 30,	Sept. 30,	December 31,
	(unaudited)	(unaudited)	(audited)
(in NOK millions)	2004	2003	2003
Loans and receivables due from credit institutions	3,606	4,153	2,559
Loans and receivables due from customers	62,411	52,924	58,223
Securities	40,814	43,319	40,350
Investments in joint controlled activity	1	1	1
Intangible assets	22	25	24
Fixed assets	123	126	126
Other assets	1,062	673	1,672
Prepayments and accrued revenues	458	456	384

Total assets	108,497	101,677	103,339

Borrowings through the issue of securities	102,956	96,689	98,191
Other liabilities	940	413	779
Accrued interest and other expenses	357	326	276
Accrued expenses and provisions	20	16	20
Subordinated debt	912	953	936
Preferred capital securities	607	586	595

Total liabilities	105,792	98,983	100,797
Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	786	736	786
Net income for the period	163	202	0

Total shareholders’ equity	2,705	2,694	2,542

Total liabilities and shareholders’ equity	108,497	101,677	103,339

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

Gains in connection with sales before maturity on securities have been reclassified. Earlier these were classified as net interest income. From 2004 these are classified as net gains on securities. We have restated the relevant figures from prior to September 30, 2004 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2003.

The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2003, and June 30, 2004, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2003 and Note 2 to our unaudited financial statements included on Form 6-K for the six months ended June 30, 2004.

2. Capital adequacy

Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Sept. 30, 2004		Dec. 31, 2003
(in NOK millions)	(unaudited)		(audited)
		Risk-		Risk-
		weighted		weighted
	Book value	value	Book value	value
Total assets	90,499	18,163	86,176	17,255
Off-balance sheet items		2,744		2,204

Total risk-weighted value banking portfolio		20,907		19,459
Total risk-weighted value trading portfolio		2,614		2,403
Total currency risk		48		71

Total risk-weighted value		23,569		21,933

The Company’s risk capital

(in NOK millions and in per cent of	Sept. 2004		Dec. 31, 2003
total risk-weighted value)	(unaudited)		(audited)
Core capital (share capital, other equity and preferred capital securities)	3,079	13.1%	2,939	13.4%
Additional capital (subordinated debt)	1,057	4.5%	1,090	5.0%

Total risk capital	4,136	17.6%	4,029	18.4%

3. Loans and receivables due from credit institutions

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Bank deposits	2,061	1,271
Reverse repos with credit institutions	672	334
Loans (also included in note 4)	873	954

Total	3,606	2,559

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Loans due from credit institutions	874	954
Loans due from customers	62,411	58,223

Total	63,285	59,177

Commercial loans	59,190	54,945
Government-supported loans	4,095	4,232

Total	63,285	59,177

Capital goods	6,341	6,074
Ships	7,698	8,821
Export-related and international activities (1)	6,455	7,559
Financing on behalf of the government (2)	17	17
Loans to Norwegian local government sector	42,774	36,706

Total	63,285	59,177

(1)	Export-related and international activities consists of loans to the following categories:

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Oil and gas	372	447
Pulp and paper	1,291	1,393
Engineering and construction	424	461
Aluminum, chemicals and minerals	325	531
Pharmaceuticals	0	90
Aviation and shipping	170	1,403
Hydro electric power	175	754
Real estate management	3,372	2,331
Other categories	325	149

Total	6,455	7,559

(2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.

5. Securities

Book Value

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Trading securities	17,157	15,652
Securities available for sale	22,804	23,852
Securities held to maturity	853	846

Total	40,814	40,350

6. Other assets

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	792	1,467
Interim account 108 Agreement	93	108
Other	177	97

Total	1,062	1,672

7. Borrowings through the issue of securities

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Short-term debt	25,875	29,308
Long-term debt	77,081	68,883

Total	102,956	98,191

8. Other liabilities

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	0	0
Other	940	779

Total	940	779

9. Shareholders’ equity

A summary of changes in shareholders’ equity for the two years ended December 31, 2002 and 2003 and nine months ended September 30, 2004, is as follows:

(in NOK millions except	Number of	Share premium	Share	Other	Net income
for number of shares)	shares	reserve	capital	equity	for the period	Total
Balance Dec 31, 2002	151,765	162	1,594	736	0	2,492

Balance at Jan 1, 2003	151,765	162	1,594	736	0	2,492
Allocations Sept. 30, 2003*		0	0	32	170	202

Balance at Sept 30, 2003*	151,765	162	1,594	768	170	2,694

Balance at Oct 01, 2003*	151,765	162	1,594	768	170	2,694
Restitution of allocations Sept 30, 2003*				(32)	(170)	(202)
Allocations 2003		0	0	50	0	50

Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations Sept 30, 2004*		0	0	32	131	163

Balance September 30, 2004*	151,765	162	1,594	818	131	2,705

*	unaudited

10. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	Sept. 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Net interest income
Eksportfinans	218	358
Kommunekreditt	70	85

Total Company	288	443

Net income after tax
Eksportfinans	130	212
Kommunekreditt	33	39

Total Company	163	251

Total assets
Eksportfinans	65,405	66,208
Kommunekreditt	43,092	37,131

Total Company	108,497	103,339

Total equity
Eksportfinans	2,196	2,065
Kommunekreditt	509	477

Total Company	2,705	2,542

We believe intra-group transactions are undertaken on arm’s-length commercial terms.

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

RATIOS AND KEY FIGURES

		For the nine months ended
		Sept. 30,
		2004	2003
	(in NOK millions, except percentages)	(unaudited)
	OPERATING STATISTICS
1.	Net interest income	288	328
2.	Income before taxes	226	281
3.	Return on equity	8.3%	10.4%
4.	Return on assets	0.35%	0.44%
5.	Net operating expenses/average assets	0.12%	0.13%

		Sept. 30,	Dec. 31,
		2004	2003
		(unaudited)
	BALANCE SHEET STATISTICS
6.	Total assets	108,497	103,339
7.	Total loans outstanding	63,285	59,177
8.	New loans disbursed	8,654	18,133
9.	New long-term borrowing	13,007	29,924
10.	Borrowers/Guarantors public sector share	78.8%	73.7%
11.	Capital adequacy	17.6%	18.4%
12.	Exchange rate NOK/USD	6.7217	6.6750

Definitions:

3.	Net income/average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation – other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.